Eshallgo Inc

12F Block 16, No.1000 Jinhai Road

Pudong New District

Shanghai, China 201206

December 18, 2023

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Scott Anderegg

Re:	Eshallgo Inc Amendment No. 5 to Registration Statement on Form F-1 Filed November 20, 2023 File No. 333-271478

Dear Mr. Anderegg:

This letter is in response to your letter on November 15, 2023 in which you provided a comment to the Registration Statement on Form F-1 (the “Registration Statement”) of Eshallgo Inc (the “Company”) filed with the U.S. Securities and Exchange Commission on November 20, 2023. On the date hereof, the Company has submitted Amendment No. 6 to Registration Statement on Form F-1 (“Amendment No. 6”). We set forth below in bold the comment in your letter relating to the F-1 followed by our response to the comment.

Amendment No. 5 to Registration Statement on Form F-1 filed November 20, 2023

PRC laws and regulations governing our current business operations are sometimes vague and uncertain. ..., page 48

1.	We note your revisions to your disclosure in response to our comment 2. However, we believe that you have not restored all of the disclosure we referenced. For example, you continue to state that the legal environment and/or system "has some differences" and you generally reference "differences," rather than "uncertainties" in the PRC legal system. It is unclear to us that there have been changes in the regulatory environment in the PRC since the review of your amendment filed on June 30, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. Please restore your disclosures here and in all other places where you discuss the legal risks of operating in China to the disclosures as they existed in the registration statement as of June 30, 2023.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the following PRC-related risk factors entitled to largely restore to the previously submitted Amendment No. 4 on June 30, 2023:

•	We are subject to competitive pricing pressure from our customers on page 23.
•	A downturn in the Hong Kong, China or global economy, and economic and political policies of China could materially and adversely affect our business and financial condition on page 27.
•	Market, economic and other conditions in China may adversely affect the demand for our products and services on page 37.

•	If the PRC government deems that the contractual arrangements in relation to Junzhang Shanghai or Junzhang Beijing, our consolidated variable interest entities, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations on page 41.
•	Our contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures on page 43
•	Any failure by Junzhang Shanghai and Junzhang Beijing, our consolidated VIEs, or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business on page 44.
•	PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Rules and regulations in China may change quickly with little advance notice. Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us. Any changes in such laws and regulations may impair our ability to operate profitably on page 49.

We further respectfully advise the Staff that, as communicated telephonically on December 13, 2023, when disclosure involving a comparison of the PRC jurisdiction to other jurisdictions is made, we have not restored to the exact Amendment No. 4 disclosure to the extent that the PRC law system is “not as developed” as compared to other jurisdictions, as it is not an accurate statement. However, we have revised the disclosure to emphasize the uncertainties surrounding the PRC legal system as instructed under the Sample Letters to China-Based Companies.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Qiwei Miao
Qiwei Miao
Chief Executive Officer